UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

                                                  Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____        No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____July 27, 2005_________________

Date

PACIFIC NORTH WEST CAPITAL CORP.

2005 ANNUAL GENERAL MEETING

2005 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2005 Annual General Meeting of the shareholders of Pacific North West Capital Corp. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, August 24, 2005, at 10:00 a.m.

Pacific North West Capital Corp.

2303 West 41st  Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Pacific North West Capital Corp. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Wednesday August 24, 2005 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the Annual Report prepared by the directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2005, and the auditors' report thereon.
2.	To re-appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix their remuneration.
3.	To elect Directors for the ensuing year.
4.

To approve, by disinterested shareholders, the Company's 2005 Stock Option and Incentive Plan (the "2005 SOI Plan") which shall be limited to 10% of the issued shares of the Company at the time of any granting of incentive securities.

5.	To approve, by disinterested shareholders, the amendment(s) to any stock options granted to insiders.
6.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  CanAlaska Ventures Ltd., Freegold Ventures Limited and El Nino Ventures Inc.

7.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 26th day of July, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

President

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

INFORMATION CIRCULAR

as at July 11, 2005 (except as indicated)

This information circular ("Information Circular") is provided in connection with the solicitation of proxies by the management of PACIFIC NORTH WEST CAPITAL CORP. (the "Company") for use at the Annual General Meeting of the shareholders of the Company (the "Meeting") to be held on Wednesday, August 24, 2005, at the Company's Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("Notice of Meeting").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number 416-263-9524 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators  of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form  is to be delivered.

RECORD DATE

The Company has set the close of business on July 11, 2005, as the record date (the "Record Date") for the Meeting.  Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their Intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within Information Circular.  As such, all Directors and Executive Officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares
Harry Barr	Director, President and CEO	1,348,581(1)
Gordon Steblin	Director and CFO	Nil
Bernard Barlin	Director	Nil
Lindsay Bottomer	Director	10,000
Alexander Walcott	Director	Nil
Peter Dasler	VP, Business Development	204,444(2)
Taryn Downing	Secretary	7,324

(1)

Of the 1,348,581shares owned by Harry Barr 192,100 shares are indirectly owned through Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr, 874,334 shares are indirectly owned through 293020 BC Ltd., a corporation wholly owned by Mr. Barr, and the remaining 282,147 shares are owned directly by Harry Barr.

(2)

These shares are held by Bay Geological Inc., a company wholly owned by Peter Dasler.

Other than as specifically discussed in this Information Circular, no director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company's common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue unlimited common shares without par value (the "shares") of which 34,387,404 shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	26,446,891	76.9%

Notes

(1)

CDS & Company is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer ("CEO") means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer ("CFO") means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan ("LTIP") means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers ("NEOs") means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights ("SARs") means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2005.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr President and CEO	2005 2004 2003	80,280 69,120 69,120	20,960 6,593 Nil	Nil Nil Nil	340,000(2) 53,334 125,000	Nil 106,666 Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2005 2004 2003	34,700 43,930 25,600	11,400 6,593 Nil	Nil Nil Nil	118,000 40,000 Nil	Nil 26,666 Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service company.

(2)

Of the 340,000 stock options granted in the financial year ended April 30, 2005, 170,000 were granted to Mr. Harry Barr directly and 170,000 were granted to Canadian Gravity Recovery Inc., a wholly owned company of Mr. Barr.

Options/SARs Granted to NEOs During the Most Recently Completed Financial Year

Details of options to purchase the Company's common shares granted to the NEOs during the financial year ended April 30, 2005 are set out in the following table:

Name (a)	Securities Under Option/SARS Granted (#) (b)	% of Total Options/SARS Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security) (e)	Expiration Date (f)
Harry Barr, CEO	340,000(2)	15.8%	$0.60/$0.70(1)	$0.44	Nov 5/09
Gordon Steblin, CFO	118,000	5.5%	$0.60/$0.70(1)	$0.44	Nov 5/09

(1)

These options are exercisable at a purchase price of $0.60 in years one, two, and three and exercisable at a purchase price of $0.70 in years four and five.

(2)

Of the 340,000 stock options granted in the financial year ended April 30, 2005, 170,000 were granted to Mr. Harry Barr directly and 170,000 were granted to Canadian Gravity Recovery Inc., a wholly owned company of Mr. Barr.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SARS Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company's Stock Option Plan during the financial year ended April 30, 2005 and the number and value of unexercised options as at April 30, 2005.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Harry Barr, CEO	Nil	Nil	664,000/323,000	Nil
Gordon Steblin, CFO	Nil	Nil	229,666/39,334	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on April 30, 2005 of $0.335 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

No options to NEOs were cancelled or expired during the year ended April 30, 2005.

Option and SAR Repricings

No options to NEOs were repriced during the financial year ended April 30, 2005.

Long Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company currently has no Long-term Incentive Plan ("LTIP"), which would provide compensation intended to motivate performance over a period greater than one financial year.  LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2005, Harry Barr received $101,240 for management services and Gordon Steblin received $46,100 for accounting services.

Existing Incentive and Stock Compensation Plans

The Company has two existing incentive and stock compensation plans which have previously been approved by the shareholders.  These two plans, which are detailed below, will be maintained separate and apart from the 2005 Stock Option and Incentive Plan ("2005 SOI Plan") being placed before shareholders for approval at the Meeting (refer to Item 4. 2005 Stock Option and Incentive Plan under "Particulars of Matters to be Acted Upon").

(a)

Stock Option Plan Amended August 23, 2004

The Company's existing stock option plan, as amended August 23, 2004 (the "2004 Plan") provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 6,324,200 shares.

		Percentage of Issued and Outstanding Shares as of July 11, 2005
Shares issued upon exercise of incentive stock options	617,334	1.8%
Shares reserved for issuance pursuant to unexercised incentive stock options	4,853,500	14.1%
Unallocated shares available for future grants of incentive stock options	853,366	2.5%
TOTAL	6,324,200	18.4%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company rely for the successful conduct of the Company's business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee's relationship with the Company is terminated for cause, then such person's options will terminate on the same day that the relationship ceases.  If an optionee's relationship with the Company is terminated for any reason other than cause or death, then such person's options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee's options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

The Company intends to continue with the 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 SOI Plan, assuming the Company receives shareholder approval of the 2005 SOI Plan.

(b)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  To date 200,000 of those performance shares have been issued.  At the time of shareholder approval in 2003, the 1,116,940 shares represented 4.8% of the Company's then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,581,050 shares represented 5% of the Company's then issued and outstanding shares.  As at July 11, 2005 the 2,697,990 performance shares represent 7.8% of the Company's issued and outstanding shares.

These performance shares shall be issued at the discretion of the Board to such arm's length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board. Vesting provisions may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company's issued and outstanding shares at the date of issuance. As at July 11, 2005 300,000 performance shares have been allotted but not issued, which shares shall vest as to every six months the following may be issued; 25,000 shares; 25,000 shares; 50,000 shares; 50,000 shares; 75,000 shares; and 75,000 shares.  These 300,000 performance shares represent 0.9% of the Company's issued and outstanding shares as at July 11, 2005.

The above 2,697,990 performance shares are separate from any performance shares that may be issued under the 2005 SOI Plan.

Composition of the Compensation Committee

The Compensation Committee is comprised of Harry Barr, Bernard Barlin and Lindsay Bottomer.  Mr. Barr is a "related" Director and Mr. Barlin and Mr. Bottomer are "unrelated" Directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company's current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company's executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer LTIPs or pension plans to its senior officers.

The relative emphasis of the Company on cash compensation options, SAR's securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company's cash compensation to named executive officers tends to stay leveled and constant, while any options, SAR's security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SAR's, shares and units the grants made in previous years and the number that remain outstanding along with the amount of options remaining issuable under the Company's Stock Option Plan.

The Company bases the compensation for the Company's executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company's Board of Directors, while determining cash compensation to the CEO and CFO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO and CFO, respectively, as well as personal risks and contributions to the Company's success.  Both the CEO and the CFO have base cash compensations which the Company feels is competitive to similar companies in North America.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005 the directors will be remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended April 30, 2005, Harry Barr received $101,240 for management services and Gordon Steblin received $46,100 for accounting services.

The following graph illustrates the Company's five year cumulative total shareholder return considering a $100 Investment - April 30, 2000 to April 30, 2005.

Price	30-Apr-2000	30-Apr-2001	30-Apr-2002	30-Apr-2003	30-Apr-2004	30-Apr-2005
PFN	100.00	37.15	28.06	16.60	23.72	13.24
TSX Composite Index	100.00	85.01	81.98	70.46	88.19	100.23

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2005.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

                                     Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	10,723,510	0.61	853,366
Equity compensation plans not approved by securityholders	799,500	N/A	N/A
Total	11,523,010	N/A	853,366

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors, executive officers or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company or any of its subsidiaries, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $32,760.

RE-APPOINTMENT OF AUDITORS

Staley Okada & Partners, Chartered Accountants will be nominated at the Company's Meeting for re-election as the Company's auditors for the ensuing year.  Remuneration of Staley Okada & Partners is to be determined by the Company's Board of Directors.

MANAGEMENT CONTRACTS

No management functions of the reporting issuer or any subsidiary of the reporting issuer are to any substantial degree performed by a person other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company's general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines").  More detailed information regarding the Company's compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

The Board is currently composed of five directors.

The Exchange Guidelines suggest that the Board of Directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors.  An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the Board of Directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company's affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure.  There are three standing committees (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Bernard Barlin, Alexander Walcott and Lindsay Bottomer who are financially literate in accordance with National Securities Legislation.

The Exchange Guidelines recommend that an audit committee be comprised only of outside (i.e., non-management) directors.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company's internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the Audit Committee may be found in Item 16A of the Company's Form 20F dated July 26, 2005 filed on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Bernard Barlin and Lindsay Bottomer.  Mr. Barr is a "related" Director and Mr. Barlin and Mr. Bottomer are "unrelated" directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company's current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Bernard Barlin and Lindsay Bottomer.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended April 30, 2005.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Re-appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Surrey, British Columbia, as the Company's auditors, to hold office until the next Meeting of the shareholders, at a remuneration to be fixed by the directors.  Staley, Okada & Partners have been auditors of the Company since July 5, 2000.

3.

Election of Directors

The size of the Board of Directors is currently five.

It is proposed that the below-stated nominees be elected at the Meeting as directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at July 11, 2005.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(3)(4) Vancouver BC, Canada President, CEO, & Director	Chairman & COO of CanAlaska Ventures Ltd. (2004-present); President & CEO of CanAlaska Ventures Ltd. (1989-2004); Chairman, CEO and Director of Freegold Ventures Limited (1999-present); Director of El Nino Ventures Inc. (1999-present).	1996	1,348,581(7)

Bernard Barlin(2)(3)(4)(5)(6) Hampshire, UK Director	Director of CanAlaska Ventures Ltd. (1989-present); and Director of Freegold Ventures Ltd. (1985-present). Director of El Nino Ventures Inc. (2004-present).	2000	Nil
Alexander Walcott(2)(5)(6) Vancouver BC, Canada Director	Geophysical consultant for mineral exploration.	2004	Nil
Gordon Steblin Richmond BC, Canada Chief Financial Officer & Director	Chief Financial Officer of: Freegold Ventures Limited (2002-present); CanAlaska Ventures Ltd. (2002-present); and El Nino Ventures Inc. (2002-present). Accountant of: Freegold Ventures Limited (1994-2002); CanAlaska Ventures Ltd. (1994-2002); Pacific North West Capital Corp. (1996-2002); and El Nino Ventures Inc. (1999-2002).	2003	Nil
Peter Jensen(6) North Vancouver BC, Canada Proposed Director	Lawyer.	Nominated	Nil

Notes:

(1)

The information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Outside (i.e., non-management) director.

(7)

Of the 1,348,581shares owned by Harry Barr 192,100 shares are indirectly owned throughCanadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr, 874,334 shares are indirectly owned through293020 BC Ltd., a corporation wholly owned by Mr. Barr, and the remaining 282,147 shares are owned directly by Harry Barr.

Harry Barr and Bernard Barlin are also directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also directors of Freegold Ventures Limited and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Freegold Ventures Limited.

4.

2005 Stock Option and Incentive Plan ("2005 SOI Plan")

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the Company's new 2005 SOI Plan (the "2005 SOI Plan").  Insiders beneficially own 1,570,349 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Concurrent with seeking shareholder approval, the

Company is also seeking approval of the 2005 SOI Plan from the TSX.  Both shareholder approval and TSX approval are required before the 2005 SOI Plan may be implemented.

2005 SOI Plan - General

The purpose of the 2005 SOI Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company's business.  Incentive benefits that may be granted under the 2005 SOI Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 SOI Plan will be administered by the Board in accordance with the terms of the 2005 SOI Plan.

The 2005 SOI Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 SOI Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 SOI Plan will take effect August 24, 2005 and terminate on August 24, 2015 (subject to shareholder and TSX approvals).

Incentives under the 2005 SOI Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the "Participants").  No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 SOI Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 SOI Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 SOI Plan).

The Board may make amendments such as repricing and extending non-insider options.

If required by TSX policy to which the Company is subject, repricing or extension of Incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee's employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 SOI Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferral shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.

The text of the resolution which is proposed for approval is as follows:

"RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the Company's 2005 Stock Option and Incentive Plan (the "2005 SOI Plan") is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the 2005 SOI Plan."

5.

Amendments to Stock Options Granted to Insiders

TSX Exchange policy requires that listed companies obtain the approval of disinterested shareholders for amendments to the term of previously-granted incentive stock options if the optionee is an insider (as that term is defined in the policies) of the listed company at the time of the proposed amendment, prior to the exercise of such options.  This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

Although the Company has not amended any incentive stock options held by insiders since its last Meeting, held August 23, 2004 the approval of disinterested shareholders will be sought at the Meeting for the amendment to the term of previously-granted incentive stock options held by directors, officers, employees, and consultants as follows.

Amendments to Stock Options Granted to Insiders and Others

Optionee	Number of Shares	Date of Grant	Exercise Price	Date of Expiry	Date of Amended Expiry

Directors/Officers	140,000	Feb 29/00	$0.83	Feb 29/05	Feb 29/10
Consultants	279,500	Feb 29/00	$0.83	Feb 29/05	Feb 29/10
Directors/Officers	285,000	May 3/00	$0.60	May 3/05	May 3/10
Consultants	95,000	May 3/00	$0.60	May 3/05	May 3/10
Total	799,500

As of July 11, 2005 the above option amendments have not been approved.  Subject to shareholder approval.

"RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the Company be and it is hereby authorized to amend the 799,500 previously granted incentive stock options, as more particularly set out above, which amendments are hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement such amendments."

6.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in CanAlaska Ventures Ltd., Freegold Ventures Limited and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not directors, senior officers or holders of 10% or more of the outstanding shares of any of CanAlaska Ventures Ltd., Freegold Ventures Limited, or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management's opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX which may include specific shareholder approval of the transaction contemplated.

The text of the resolution which is proposed for approval is as follows:

"RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

Subject to TSX approval the Company be permitted to invest in any of CanAlaska Ventures Ltd., Freegold Ventures Limited, or El Nino Ventures Inc. so long as such investment, in management's opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations; and

2.

Any one director or senior officer of the Company be authorized to sign all documents or perform all actions deemed necessary in order to obtain from regulatory authorities and the TSX the required authorization to proceed with any such investment, and to sign and execute any document or perform any action to give effect to the present resolution."

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the meeting or any adjournment.  The management of the Company know of no other matters to come before the meeting other than those referred to in the notice of meeting.  Should any other matters properly come before the meeting the share represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available concerning the Company and its operations on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management's discussion and analysis for the Company's most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 26th day of July, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

President

Schedule "A" to the Information Circular

of Pacific North West Capital Corp.

TSX Corporate Governance Committee Guidelines	Comments
1. The Board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:

  The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

  The above complies with the TSX Guidelines.

(a) adoption of a strategic planning process

  The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board's annual agenda.

  The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

  In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans.

  The above complies with the TSX Guidelines.

(b) identification of principal risks and implementation of appropriate risk-management systems.

  The Board, in conjunction with management, determines the principal risks associated with the Company's business based on the knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions.

  The above complies with the TSX Guidelines.

(c) communications policy

  The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public regulatory agencies.

  The above complies with the TSX Guidelines.

(d) integrity of internal control and management information systems

  The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

  The above complies with the TSX Guidelines.

2. Majority of directors are "unrelated"

  An "unrelated" director under the Guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board  should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

  The Company has two directors who are "related" directors and three directors who are "unrelated".

  The above complies with the TSX Guidelines.

3. Disclose whether each director is "unrelated"	Harry Barr and Gordon Steblin are related due to holding a management position. Bernard Barlin, Alexander Walcott, and Lindsay Bottomer are unrelated. The above complies with the TSX Guidelines.
4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors.

  The Company does not at this time have a specific committee responsible for the appointment or assessment of directors.  These functions are addressed by the Board as a whole as necessary.

  This period in PFN's development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

  The Company does not have at this time a specific process established for assessing the effectiveness of its directors.

  This period in PFN's development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

6. Provide orientation and education programmes for new directors.

  The Board is composed of experienced corporate directors.

  Directors are encouraged to avail themselves to opportunities to attend courses and presentations on topics related to the Company's business.

  The above complies with the TSX Guidelines.

7. Consider reducing the size of the board, with a view to improve effectiveness

  Upon consideration of reduction of the size of the board, the board has decided that the current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.

  The above complies with the TSX Guidelines.

8. Review compensation of directors in light of risks and responsibilities

  The Board and the Compensation Committee periodically review the compensation and benefits of the directors.  In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

  The Company intends to also ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.

  The above complies with the TSX Guidelines.

9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated.

  The Company intends to review the composition of its committees to arrange for every committee to consist of at least a majority of "unrelated" directors".

  The Company's committees consist of a majority of unrelated directors while one director of each committee is a management director.  Mr. Barr, a management director, is also a member of the Company's committees and accordingly the Company does not comply with the TSX Guidelines on this issue.  The Board feels that Mr. Barr's business and public company expertise together with his extensive knowledge about the stage of development of the Company and its properties, outweighs the recommendation for all committee members to be non-management directors.  It is the Board's opinion that that Mr. Barr's presence is required on the committees in order for them to knowledgably and expeditiously address the issues that arise in relation to the Company.

10. Appoint a committee responsible for determining the Company's approach to corporate governance issues.	The Board has established a Corporate Governance Committee to be responsible for governance issues. The above complies with the TSX Guidelines.
11. Define limits to management's responsibilities by developing mandates for: (a) the Board (b) the executive officer

  The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

  There are terms of reference for the President, who serves as the chief executive officer.  As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management.

  The Board reviews the performance of the President against such annual objectives.

  The above complies with the TSX Guidelines.

12. Establish procedures to enable the Board to function independently of management.

  The Board holds sessions without management present at Board meetings where appropriate.

  Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company).Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

  The above complies with the TSX Guidelines.

13. Establish an Audit Committee with a specifically defined mandate, with all members being outside (i.e., non-management) directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities.

  All members of the Audit Committee are outside directors,  The Audit Committee is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

  The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board.  A formal charter has been adopted by the Company.

  The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

  The above complies with the TSX Guidelines.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense.

  In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company)  to provide advice with respect to a corporate decision or action.

   The above complies with the TSX Guidelines.

ANNUAL RETURN CARD

(REQUEST FOR INTERIM AND/OR ANNUAL FINANCIAL STATEMENTS)

ANNUAL GENERAL

August 24, 2005, 10:00 am

TO:

PACIFIC NORTH WEST CAPITAL CORP.

(the "Company") (Cusip No. 694 916 107)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, registered and non-registered shareholders may request annually to have their names added to the Company's supplemental mailing list in order to receive interim financial statements and Management Discussion and Analysis ("MD&A") for interim financial statements and annual financial statements and MD&A for annual financial statements.  If you wish to receive such statements, please complete and return this form to the Company:

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  604-685-1870

Facsimile:  604-685-6550

I certify that I am a registered/non-registered owner of securities of Pacific North West Capital Corp. and request that I be placed on the Company's supplemental mailing list in order to receive the interim financial statements and MD&A for interim and annual financial statements or any combination of them, as indicated in the boxes below:

Interim MD&A

[ ]

Annual MD&A                                     [ ]

Interim Financial Statements                  [ ]

Annual Financial Statements                  [ ]

Dated:

__________________, 2005

_____________________________________________

Signature

_____________________________________________

Print name of registered/non-registered Shareholder

_____________________________________________

Address

_____________________________________________

_____________________________________________

Facsimile Number

_____________________________________________

Name and title of person signing if different from above

By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

_____________________________________________

E-mail address (optional)

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PACIFIC NORTH WEST CAPITAL CORP.	Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

TO BE HELD AT 2303 WEST 41st AVENUE, VANCOUVER, BC  V6M 2A3

ON WEDNESDAY AUGUST 24, 2005 AT 10:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Harry Barr, President of the Company, or failing this person, Taryn Downing, Secretary of the Company, or in the place of the foregoing,

(print name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: _____________________________________

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

		For	Against	Withhold
	1. To re-appoint Staley, Okada & Partners, Chartered Accountants as auditors of the Company for the ensuing year.		N/A
	2. To elect as Director, Harry Barr.		N/A
	To elect as Director Bernard Barlin.		N/A
	To elect as Director Peter Jensen.		N/A
	To elect as Director Gordon Steblin.		N/A
	To elect as Director Alexander Walcott.		N/A
	3. To approve the Company's 2005 Stock Option and Incentive Plan.			N/A
	4. To approve the amendments to stock options granted to Insiders.			N/A
	5. To approve the potential investments in affiliated companies.			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "Computershare Trust Company of Canada" by mail or by fax no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.The mailing address:  Computershare Trust Company of Canada, Proxy Department.  100 University Avenue 9th Floor, Toronto, Ontario,  M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524